SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                      HOLLYWOOD ENTERTAINMENT CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  436141 10 5
                                 (CUSIP Number)

                                Mark J. Wattles
                              7945 W. Sahara #205
                            Las Vegas, Nevada 89117
                                  702-804-0079
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 22, 2005
            (Date of Event Which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


__________________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)     NAME OF REPORTING PERSON

        Mark J. Wattles

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)     [  ]
                                                  (b)     [  ]
(3)     SEC USE ONLY


 (4)    SOURCE OF FUNDS

        [PF/OO]

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [  ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S. Citizen
                          : (7) SOLE VOTING POWER
                          :     3,986,193
Number Of Shares          : (8) SHARED VOTING POWER
Beneficially Owned        :
By Each Reporting         : (9) SOLE DISPOSITIVE POWER
Person With               :     3,986,193
                          : (10) SHARED DISPOSITIVE POWER
                          :

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,986,193 shares

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                       [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.2%

(14)     TYPE OF REPORTING PERSON
            IN

     This Amendment No. 5 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Statement") filed by Mark J. Wattles on April 7, 2004, as amended by Amendment No. 1 filed on October 15, 2004, Amendment No. 2 filed on January 24, 2005, Amendment No. 3 filed on February 4, 2005 and Amendment No. 4 filed on March 22, 2005, relating to the beneficial ownership of shares of Common Stock of Hollywood Entertainment Corporation, an Oregon corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement, as amended.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement, as amended.

Item 4. Purpose of Transaction.

     The first paragraph of Item 4 is hereby amended and restated in its entirety:

     Mr. Wattles beneficially owns 3,986,193 shares of the Company's Common Stock. Mr. Wattles intends to continue to dispose of up to approximately 1 million additional shares of Company Common Stock and may dispose of all of his remaining shares prior to the closing of the merger between Movie Gallery and the Company in the open market, through private transactions or otherwise.
Mr. Wattles reserves the right to increase or decrease the actual number of shares to be sold.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) is hereby  amended and  restated in its  entirety:

     (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Wattles may be deemed to be the beneficial owner of a total of 3,986,193 shares of the Company's Common Stock. Mr. Wattles' beneficial ownership of the Company's Common Stock represents approximately 6.2% of the Company's issued and outstanding shares. For the purpose of computing the percentage of outstanding securities beneficially owned, the number of shares issued and outstanding is as of March 18, 2005 and is based on the amount stated in the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 21, 2005.

     Item 5(c) is hereby amended by addition of the  following:

     (c) Mr. Wattles effected the following transactions in the open market since his most recent filing on Schedule 13D:

                                                        Price per Share
Trade Date     Transaction Type          Quantity     (without commission)
3/22/05               Sold               1,000,000          14.0769
3/23/05               Sold                 941,000          14.1115
3/24/05               Sold                 210,407          14.1500

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated: March 29, 2005

                              /s/ Mark J. Wattles
                              --------------------------------
                                  Mark J. Wattles